September 29, 2004


Mail Stop 0409


Mr. Jonathan Levine
President
Panoshan Marketing Corporation
Suite 1250, 520 5th Avenue, SW
Calgary, Alberta T2P 3R7, Canada

Re:	Panoshan Marketing Corporation
	Registration Statement on Form F-1, filed on August 26, 2004
	File No.  333-118576

Dear Mr. Levine:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General
1. We note that you have filed your registration statement on Form F-
1. Please provide us supplementally with the analysis whereby you determined that you are a Foreign Private Issuer pursuant to Rule 405 of the Securities Act.
2. Please note that your filing has been referred to the Division`s Office of International Corporation Finance for review, which may have additional comment on the filing.

3. We note your disclosure that Puroil is a venture-capital company that is currently funding four start-up companies with the intention to distribute via dividend the shares of such companies to Puroil shareholders in a registered public offering with the preferred shareholders receiving a preferential percentage of the dividend distribution. Please provide us with copies of all documents involving the right to purchase or sell shares of the companies in which you invest or the companies which you establish. Further, please provide us with an analysis as to why you do not believe Puroil is an investment company.
4. Please amend the filing to include a statement of capitalization and indebtedness as of a date no earlier than 60 days prior to the date of the Form F-1. Refer to Item 3.B. of Form 20-F and related instructions
5. Please provide pagination for all documents subsequently filed with the Commission.
6. Consider including a table of contents in amendments to your filing.
7. Please revise to include a chart depicting the organizational structure of Puroil and include all of its direct and indirect subsidiaries and affiliates. Refer to Item 4.C of Form 20-F.
8. Please provide a summary of material contracts, or advise us why you believe it is unnecessary to do so. Please refer to Item 10.C of Form 20-F.
9. The term "Company" is a vague, abstract term. Rather than use plain vanilla "Company" to refer to your company, please revise to use your actual company name or a shortened version of it throughout your document.

Facing Page
10. Your facing page does not appear to contain all of the information required by Form F-1, including the box for an offering conducted on a delayed or continuous basis pursuant to Rule 415. Please revise to include all applicable form disclosure. As yours appears to an offering conducted on such a basis, please check the Rule 415 box on the registration statement cover.
11. Please confirm that you are including an additional registration fee for the registration of the resale of the Panoshan securities by the selling shareholders. This fee would include the resale of the 5,400,000 shares of common stock to be issued to Puroil`s shareholders, the resale of the 5,400,000 warrants and the resale of the shares of common stock to be issued upon the exercise of the warrants.
12. Please revise to reconcile the disclosure on the facing page that reflects the registration of 2,700,000 shares of common stock underlying warrants with the heading on the cover page indicating there are 5,400,000 shares of common stock underlying the warrants.

Cover Page
13. The cover page should be limited to one page and contain only information that is required by Item 501 and that is key information. Please revise to limit your disclosure to provide the information required by Item 501 of Regulation S-K, including, but not limited to a prominent reference to the risk factors section of your document, as well as the Commission legend and to limit your discussion of key information to a brief description of each transaction that is covered by the registration statement, including the resale offering and the fact that after the distribution, the management of Panoshan will control approximately 70% of the outstanding common stock.
Refer to Item 501(b) of Regulation S-K.
14. Please revise here, the summary and selling security holders sections to clarify that, in addition to the distribution to shareholders of Puroil, the registration statement also covers the resale by the Puroil shareholders who are recipients in Puroil`s distribution of the 5,400,000 shares of common stock, the 5,400,000 warrants and the shares of common stock underlying the warrants. Currently, we note that you have identified Puroil as the selling shareholder. Please revise.
15. Please revise the cover page to disclose that the shareholders of Puroil that are selling shares of Panoshan in this registration statement and that Puroil are underwriters under the federal securities laws.
16. We note that this is an offering by or on behalf of the registrant and since you are not eligible to use Form S-3 you may not make an at the market offering. Accordingly, please revise your cover page and plan of distribution to fix the price at which the shares and the warrants will be offered. Refer to Rule 415(a)(4).
17. We note that you have included the date of the prospectus, as required by Item 501, but do not understand the remainder of the sentence, namely, "but is now preparing to commence business operations." Please revise.

Summary
18. Please revise to demarcate the beginning of your summary section with the heading "summary." Please note that we view the Questions and Answers section and the Prospectus Summary, to be one section. Each section should not repeat information in the other sections. To the extent there is repetitive text in these sections, please revise to minimize the repetition. We note, for example, that these sections contain information relating to the material terms of the
offering.   Please note further that the summary section should
address the most salient points only of your offering. Please significantly revise this section of your document to briefly and clearly explain those key aspects of the offering necessary for an investor`s understanding, such as, for example, why you are filing the registration statement, the relationship of Puroil to Panoshan, the business of each concisely explained, and detailed information with respect to the offering by Puroil and the selling security holders, including a precise description of the securities you are registering.
19. Please revise throughout the summary and the risk factors section to delete cross references to other sections of your prospectus, such as the cross reference in the summary to the "risk factors" section and the cross reference in the second risk factor to "Business" and "Management."
20. Please place the reference in paragraph three to Mr. Durward in context, explaining its significance.
21. Please revise to name the individuals who, following the distribution, will control approximately 70% of Panoshan`s outstanding stock.
22. Please revise to address the effect to the 70% controlling shareholders in the event of the exercise of warrants.
23. Please advise us of the basis for your statement that the ratio of Panoshan shares being distributed to Puroil Series C and common shareholders was a result of arms-length negotiations.
24. Please provide your website address if you have one.

Questions and Answers Regarding this Distribution

Q.1: What is the Distribution
25. Please revise to explain that the 108 shareholders are the current shareholders of Puroil.
26. Please revise to clarify the significance of compliance with the periodic filing requirements of the Securities Exchange Act of 1934, including that shareholders will have access to audited financial information at the conclusion of each fiscal year.

Q.4: What is the Tax Effect of the Distribution?
27. Please revise to clarify that the reference to Section 311 is to the United States Internal Revenue Code.
28. We note your disclosure of the tax effect in the event that Puroil has current or accumulated earnings and profits. Please revise to disclose whether Puroil has current or accumulated earnings and profits and the tax effect in the event it does not.
29. We note your disclosure that the fair market value of your stock will be established by trading that is expected to develop subsequent to the distribution. Please revise consistent with prior disclosure to disclose that a trading market may never develop. Further, revise to explain the connection between this disclosure and the question regarding the tax effect of the distribution.

Q.5: What happens to Puroil Technology shares after the Distribution?
30. Please revise your answer number to correspond to the number of your question.
31. Please revise to confirm that Puroil "is" an underwriter for purposes of federal securities laws, as opposed to "may be."

Risk Factors
32. Please revise your introductory sentence to clarify that what follows is a discussion of all known material risks.

Risks Related to Our Business

(1) Panoshan Marketing Corp. is a start-up company...
33. Please revise to disclose the date you began your "business activities" and the nature of such activities. If you have not yet begun operations, please revise to so state or if limited operations have begun, please revise to so state and describe the nature of such operations.

(2) Lack of Management Experience in the proposed business of PMC...
34. If the experience that management lacks is marketing experience, please revise to so state. We note that your president was the designer of the PC Weasel. If management lacks other experience, please revise to disclose the nature of the experience to which you refer in this risk factor.

(3) Our business may not generate sufficient revenues and profits to cover expected expenditures in the foreseeable future.
35. Please revise to combine this risk factor with the risk factor that follows, "We may not be able to achieve the level of revenues we require in order to reach profitability or to even continue to operate, which means that our business may fail."
36. Please revise to describe the inherent risks you reference concerning acquiring additional product marketing rights and/or licenses.
37. We note your statement that "there can be absolutely no assurance that we will be successful in achieving sustained profitability..." Please revise to clarify that you may never achieve profitability in addition to the possibility that you may not sustain profitability.

(4) The potential market for our services may not develop as we expect...
38. Please revise to combine with the risk factor discussion in number (6) regarding the risk that your informal market study may prove incorrect about the potential market.

(5) Other companies are already engaged in our proposed business and we expect that more companies may enter this market in the future...
39. Supplementally tell us what other companies are engaged in your proposed business. Further, please revise to disclose the nature of your competitors.

(6) Our informal market study may prove incorrect about the potential market for our products and/or our ability to participate in this market, as we expect, resulting in possible failure of our company
40. Please revise the body of your risk factor to briefly describe the particulars of the informal market study conducted by your officers and directors and Puroil of the market for your licensed products. In this connection we note that to date you have only one licensed product.

(7) We may be liable for the defect in or failure of the products we attempt to sell, resulting in possible legal action and costs or judgments that could put us out of business. We have no insurance.
41. Please clarify whether Panoshan takes ownership of the product at any point during the sales cycle.

(8) We are completely dependent on the skills, talents and experience of our management for the development of our business, which may not be adequate enough to ensure our future success, and may result in failure of the business
42. Please revise the body of your risk factor to clarify upon whose services you rely. Is it your present management, or is it your management consultant, Puroil?
43. We note that current management are the only personnel available to develop and implement your proposed business. Please expand your disclosure to identify these individual members of management and quantify management`s controlling interest in your contract consultant, Puroil. We note that you have disclosed how management obtained its controlling interest in Panoshan. It is not clear why this information is relevant to this risk factor. Please advise or revise.

(9) Investors and shareholders have little say in the management of the company, which could make it difficult for them to make changes in operations or management.
44. Please revise the heading to disclose the percentage of stock that will be controlled by management and the major shareholder(s), identifying such shareholder. Further, please revise to disclose the risk that such control will mean that such persons will have the ability to control the election of directors and major transactions such as mergers or acquisitions.

(10) Possible conflicts of interest in management could potentially have an adverse effect upon the operations of the company and the value of your stock.
45. Please revise to name the officer common to both PMC and Server Researches Incorporated and quantify such officer`s equity interest in each company.
46. Please revise to indicate the nature of the conflicts management could face.
47. Please revise to more fully describe the "adverse effect" upon the company`s operations resulting from the conflicts of interest you describe.

(11) Our officers and directors have limited liability and indemnity rights
48. We note that you may indemnify your officers and directors against losses or liabilities that may arise in their corporate capacity. Please expand your disclosure to briefly describe the indemnity provisions under Alberta law, your articles of incorporation and your by-laws.

(12) The company plans to issue securities in return for marketing rights and/or licenses and the rights and/or licenses acquired may prove to have no value, in which case the securities issued in return for these rights and/or licenses could prove to be highly dilutive to shareholders.
49. We note that you discuss two separate risks in this risk factor. One is the risk that such issuances could be dilutive. The second is that such issuances may prove to be consideration for products that may not be profitable. Please revise to discuss only one risk under each risk factor heading.

(13) We do not control issues related to product supply and we may not be able to get sufficient product delivered due to factors beyond our control.
50. We note that the last sentence discusses the risk that shares may be issued for little or no value and that those shares may be highly dilutive. Please revise to combine this risk with the immediately preceding risk factor that discusses these risks.

Risks Related to This Offering of Our Stock

(1) We have never paid any cash dividends and none are anticipated in the foreseeable future.
51. We note that since PMC does not anticipate that it will pay dividends, investors may only profit by the increase in the value of shares. Please clarify that there may not be any increase in the value of the shares.

(4) Potential future sales pursuant to Rule 144 could result in significant additional numbers of shares being available for sale on the open market, which could have a depressing effect upon the price of the common stock, should a market for the stock ever develop.
52. We note your statement that all shares other than the 4,849,600 shares to be distributed are held by affiliates and subject to the restrictions of Rule 144. Please revise here and under "Shares Eligible for Future Sale" to disclose that because the Panoshan shareholders are mere conduits for a wider distribution of the securities, they will be receiving restricted securities that can only be offered pursuant to registration under the Securities Act. Refer to Staff of the Division of Corporation Finance letter to the NASD Regulation, Inc. (January 21, 2000).

(5) Potential anti-takeover effect of authorized preferred stock could adversely impact the rights of holders
53. We note that Panoshan is authorized to issue an unlimited number of preferred stock. Please supplementally advise where the company derives the authority to issue an unlimited number of shares of preferred stock. Please also advise us supplementally where the company derives authority to issue an unlimited number of shares of common stock.

Use of Proceeds
54. Please include disclosure that you will not receive any proceeds from the sale of stock by the selling stockholders.
55. Please expand your disclosure to indicate that there is no assurance that any warrants will be exercised, and that you may not receive any proceeds from the exercise of the warrants.

Determination of Offering Price
56. Revise to delete references to "listing" on the OTCBB since it is a quotation service and not an issuer listing service.
57. We are uncertain why you have determined an offering price insofar as the shares are being distributed to Puroil shareholders. Please revise or advise.
58. Please revise to disclose the offering price by the selling stockholders and how such price was determined.

Selling Shareholders
59. As currently formatted, your selling shareholder table does not print in its entirety. Please revise so that the entire table is legible.
60. We note your statement that you are "not selling securities pursuant to this Registration Statement." Please revise to reflect that this distribution constitutes a sale of securities but that you will receive no consideration for such sale.
61. Please revise to include all information as to each selling shareholder required by Item 9.D to Form 20-F, including the amount of shares to be held after sale.
62. Please revise here, under the Plan of Distribution and Blue Sky Laws sections to disclose that Puroil "is" an underwriter under the federal securities laws with respect to the distribution of Panoshan shares to Puroil shareholders, as opposed to current disclosure indicating that Puroil "may be" and that the Puroil shareholders "are" underwriters rather than "may be" underwriters.

Plan of Distribution
63. Please clarify whether the shares being distributed by Puroil are being distributed to the holders of Series A Preferred, or Series C Preferred. Disclosure here states Series A, whereas earlier disclosure indicates Series C.
64. We note that 5,400,000 shares are being distributed to Puroil Technology Shareholders. Disclosure here indicates, however, that you are distributing 100% of the shares to Series C Preferred shareholders, and 10% to holders of common shares, resulting in a distribution of 110% of Puroil`s holdings. Please advise or revise.
65. Your statement that Puroil acquired 18 million shares of Panoshan common stock and 6 million warrants differs from disclosure elsewhere in the document indicating 5.4 million shares and 5.4 million warrants. Please advise or revise.
66. Disclosure indicating that holders of Puroil preferred shares will receive 2700 warrants per share based on a conversion of 5400 shares of Panoshan for each share of Puroil Preferred appears to differ from disclosure elsewhere indicating that the conversion is 800 shares of PMC for each Puroil preferred. Please advise or revise.
67. Your statement with respect to there being five shareholders of record with respect to Puroil preferred differs from disclosure elsewhere indicating that there are eight shareholders of record. Please revise to address the apparent discrepancy.

Material Relationships
68. Please revise to indicate Mr. Durward`s relationship to both
Puroil and Panoshan.

Manner of Distribution
69. Please advise us how the distribution may be characterized as pro rata, given cover page disclosure indicating that it is Puroil`s intention to distribute registered shares to all its shareholders, with the "preferred shares typically receiving the vast majority of the dividend distribution."

Tax consequences of Puroil Technology Inc. Distribution
70. Please revise the first paragraph to clarify that your reference is to material United States federal income tax consequences.

Blue Sky Laws
71. Please revise to clarify that the company may receive proceeds to the extent that warrants are exercised.
72. We note that "this prospectus will be delivered to those shareholders of Puroil Technology, Inc. eligible to participate in this distribution" and that a copy of the prospectus is being mailed to "each Puroil Technology shareholder of record on April 29, 2004." Please reconcile these two apparently conflicting statements. Please identify whether some shareholders are ineligible to participate. Please discuss the authority under Canadian or U.S. state corporate law for any disparate treatment of these shareholders.



Listing and Trading of our Common Stock
73. We note your statement that your affiliates will be permitted to sell their shares pursuant to an effective registration statement or an exemption such as Rule 144. Please note that because the Panoshan shareholders are mere conduits for a wider distribution of the securities, they will be receiving restricted securities that can only be offered pursuant to registration under the Securities Act. Refer to Staff of the Division of Corporation Finance letter to the NASD Regulation, Inc. (January 21, 2000). Please revise.
74. Please revise to indicate that the company cannot itself obtain a listing, but rather that a market maker sponsoring the company`s securities would need to apply to obtain a listing to the OTCBB.

Determination of Offering Price
75. Please revise to delete this section, as it appears to be duplicative of information previously disclosed.

Directors, Executive Officers, Promoters and Control Persons
76. We note disclosure included in Form SB-2, file no. 333-114564, filed on behalf of Unitech Energy indicating that Mr. Durward is a director of Panoshan Marketing, but do not see disclosure to this effect in the current filing. Please advise or revise.
77. Please confirm that you have included disclosure with respect to all directorships held by the listed parties. We note disclosure in the Unitech filing indicating Mr.Kolacy is not an officer or director of any other company, however disclosure here indicates otherwise.
78. Please revise to indicate how much time Mr. Kolacy will devote to PMC operations, similar to disclosure provided on behalf of Mr. Levine.

Security Ownership of Certain Beneficial Owners and Management
79. Please revise to indicate the natural person or persons who hold voting control over the shares held by Server Researches Incorporated and Puroil Technology, Inc.
80. Please revise to include a street address for Christopher Kolacy.
81. We are uncertain how Mr. Levine gains an additional 4,408,000 shares of common stock following the distribution. Please advise. We note that while you reference a footnote two, no such footnote to the table appears to exist.
82. We are uncertain how the ownership of management is 16,506,000 shares both before and after the distribution. Please advise.

Changes in Control
83. The reference to Mr. Levine controlling roughly 54% of the company`s outstanding stock, assuming the exercise of warrants, appears to differ from earlier disclosure stating the percentage as 56%. Please revise to address the apparent discrepancy.
84. We note that following the distribution, there would be 20,700,000 PMC shares issued and outstanding. Please reconcile this figure with the statement under "Description of Securities" indicating that there are 18,000,000 common voting shares issued and outstanding.

Description of Securities
85. Please provide the information relating to your governing documents required by Item 10.B of Form 20-F.

Common Stock Issued and Outstanding
86. Your statement that Panoshan had two shareholders of its common stock as of June 30, 2004, appears to differ from the number of holders included under the Security Ownership of Certain Beneficial Owners table. Please revise to address the apparent discrepancy, or advise us why you believe it is appropriate not to do so.

Warrants
87. We note your statement that "The following discussion of certain terms and provisions of the Warrants is qualified in its entirety by reference to the detailed provision of the Statement of Rights, Terms and Conditions for the Warrants which form a part of the Warrant Agreement." Please revise this statement as it is not appropriate to qualify this discussion in its entirety.

Organization within the last five years
88. Please revise to clarify whether you have, in fact, commenced your marketing campaign.
89. Your statement that Puroil has committed to provide additional funds to Panoshan appears inconsistent with disclosure under "Summary" stating that Puroil has no commitment to provide additional capital to the company. Please revise to address the apparent discrepancy.

Indemnification of Officers and Directors
90. We note your reference to indemnification provisions within the bylaws of Panoshan Marketing Corporation, but are unable to locate these provisions within your bylaws. Please advise.
91. Please file an executed version of the company`s bylaws as an exhibit to the registration statement.

Description of business
92. Please revise to clarify whether the company was incorporated on April 28, 2004, or April 27, 2004, as indicated under "organization within last five years."
93. Please revise to clarify that your plan of business is to become a global marketer. When you revise, explain what constitutes a "proven product."
94. Please revise to provide more robust disclosure with respect to the distribution contracts Panoshan will enter into with third party distributors.
95. We note that you have not included the distribution rights agreement as an exhibit to the filing. Please revise to do so, or advise us why you have not. Please refer to Item 601 of Regulation S-K.
96. Please revise to include the material terms of the distribution rights agreement in this section of your registration statement.

The marketing license business
97. Please revise throughout this section to explain terms in Plain English. We note your reference to the Channel Marketing business model. Channel Marketing appears to be a term of art needing explanation the first time you use the term.
98. Please revise to provide transition to your reader, such that the reader can follow your disclosure. We note, for example, that the section regarding "Our first license" does not appear to follow smoothly from the disclosure which has preceded it.
99. Please revise to clarify that your license agreement is with an affiliate, explaining the nature of the affiliation, and naming the referenced controlling shareholder.




Summary
100. Your description of the product you intend to market is in need of significant revision to be understandable to readers unfamiliar with the industry. Technical terms especially need to be avoided, and where used explained briefly in plain English. Examples of highly technical terms needing revision include, but are not limited to:

* Serial console
* Video and keyboard emulation functions
* Onboard microcontroller
* Integrate the last written POST
* Motherboard BIOS
* Oligopoly
* White box servers
* Ethernet connection
When you revise, please particularly address exactly what benefit the PC Weasel confers upon a system administrator.
101. We note that the company obtained the Asian marketing rights for the PC Weasel from Server Researches Incorporated on April 27, 2004. Please explain why the patent granted to the PC Weasel by the United States Patent and Trademark Office gives it a sustainable competitive advantage over its competitors in the Asian markets. When you revise to address this comment, please similarly revise your Business and MD&A sections to provide disclosure specific to your planned Asian operations. We note references to "marketing the PC Weasel product in Asia" but believe more robust disclosure with respect to the specifics of the marketing plan are appropriate.
102. Please explain in what respect the PC Weasel is "uniquely positioned."
103. Please revise to explain the basis for your belief that server market prices are on the decline.
104. Given that approximately 3,000 PC Weasels have been sold over the last three years with virtually no marketing, please revise to explain why the affiliate company entered into a distribution agreement with Panoshan.

Competition
105. Your statement that "The market could be described as an oligopoly, as there are relatively few sellers of similar products" is repetitive of disclosure earlier included. Please revise. We note another example under "Product Details" found in the following section.
106. Please provide the basis for your statements with respect to your competitive position. Refer to Item 4.B of Form 20-F.
107. Please revise to advise of the status of the PC Weasel Big
Board.
108. Please confirm whether Panoshan will have marketing rights with respect to updated versions of the PC Weasel, which the PC Weasel Big Board appears to be.

Employees
109. We note your statement that the officers and directors provide their services at no cost to the company until such time as PMC can afford to pay for their services. Please expand this disclosure to clarify what will determine whether the company can afford to pay for services and when it is expected that the company will begin to compensate the officers and directors. We also note your statement under "Executive Compensation" that no executive officer or director is expected to earn in excess of $50,000 in the near future.

Product Benefits
110. Please revise to briefly describe your in-house testing protocol. Are you referring to a protocol devised by Panoshan?
111. Please revise to explain how a user of the PC Weasel derives satisfaction from being an "early adopter."

Product Disadvantages
112. Please revise to explain why affordability by smaller organizations is viewed as a disadvantage to the product you intend to market.

Marketing Trends in the High Tech Environment and Related Risks
113. Your discussion of marketing trends appears to be more appropriate to sales literature than to disclosure within this section of your registration statement. Statements such as, "The PC Weasel is akin to insurance-you buy it, and hope you never use it" do not appear to enhance the substance of your disclosure. Please revise.
114. We note your references to white box growth in the conclusion of this section. Please revise to identify IDC, CRN, Darren McBride, and Sierra Computer and Training. To the extent that you use these references to support statements in your registration statement, please provide us copies of the materials you cite, highlighting the relevant portions. Upon reviewing these materials, we may have further comment.

Competition
115. Since you already have a section on competition, please combine this disclosure with that placed earlier in your registration statement.

Employees
116. We note that you variously refer to your agreement with Puroil Technology as a contract and as a verbal agreement. Please revise to address the apparent discrepancy.

Management`s Discussion and Analysis
117. Please disclose your critical accounting estimates in Management`s Discussions and Analysis and discuss the variability and uncertainties related to each significant estimate, including the methodology and assumption used to calculate a given estimate. For example, it appears that changes in assumptions related to your valuation of the marketing rights could have a material impact on the financial statements. Refer to SEC Release 33-8350.
118. Revise to clarify, if so, that you currently have one marketing license and your activities are restricted to Asia as it relates to that license for the PC Weasel.

119. Please advise us as to why you believe you have sufficient cash resources to operate at the present level of expenditures for the next twelve months, given that you are a development stage company likely to incur additional costs in the start-up phase. Upon reviewing your response, we may have further comment.


Milestone
120. Since you appear to have a milestone number three, we are unclear why you also have a statement that "Number 3 was deleted." Please advise.
121. Please further expand upon the "development of a target source list" and "potential channel distribution list." Advise to confirm, if true, that these were developed in August 2004.




Selected Financial Data

122. Please disclose the exchange rate between US Dollars and Canadian Dollars at the latest practicable date. Refer to Item
3.A.3. of Form 20-F.

Description of Property
123. Please revise to indicate the identity of the unaffiliated company with whom you share office space.

Certain Relationships and Related Transactions

124. We note your disclosure that on April 27, 2004, you obtained the marketing rights to the PC Weasel from Server Researches Incorporated for 12.6 million shares of common stock and that Server Researches Incorporated is an affiliated company. Please revise to disclose that Mr. Levine, your president, owns 40% of Server Researches which owns 70% of Panoshan. We note that you "arbitrarily deemed" the
value of the stock issued to be $138,600 or $.011 per share.   Please
revise to disclose the bases for your valuation.
125. We note your inclusion of a chart with respect to "Eight (8) Puroil Preferred C shareholders." Column Four indicates, however, that the disclosure relates to holders of Puroil Preferred Class A. Please advise.

Shares eligible for future sale
126. Your statement that the 5,400,000 shares of common stock registered in the offering will be freely tradable without restriction differs from earlier disclosure under Risk Factors which states that no shares, other than 4,849,600 shares of the 5,400,000 shares which are the subject of this registration statement may be sold free of restriction. Please revise to correct the discrepancy in disclosure.
127. Given SRI`s holdings in Panoshan, your statement with respect to the entire 18,000,000 Panoshan shares being held by Puroil appears inaccurate. Please revise to address the apparent discrepancy. We also note that your later statement with respect to 12,000,000 outstanding restricted securities being held by by Puroil following the distribution does not appear consistent with disclosure elsewhere in the document indicating that Puroil will have no position with respect to Panoshan shares following the distribution. Please advise.




Additional Information
128. Please revise to omit the reference to Emission Differentials, referencing instead Panoshan Marketing Corporation.

Notes to Financial Statements, Page F-7
129. In the next amendment, please enhance your disclose of your significant accounting policies to include your revenue recognition policies and your policies related to the valuation of your intangible assets. Include support for your policies, and cite relevant accounting literature.
130. Please disclose your functional currency. Reference is made to SFAS 52.

131. In the next amendment, provide the disclosures required by paragraphs 44 and 45 of SFAS 142 as they relate to the marketing rights. Also disclose the term of the license and options for renewal.
132. Please disclose in your next amendment, and explain supplementally to us, your accounting for the issuance of common shares to acquire goods or services. Specifically, address how you arrived at fair value of the marketing rights of $100, and why the value of the share issued to Server Researches Incorporated is significantly different than the value of the shares issued to Puroil. Refer to paragraph 8 of SFAS 123. Additionally, correct the discrepancies throughout the document as to the value assigned to the marketing rights and the common shares exchanged for those rights.
133. Please supplementally explain to us why is there no expense ($1,000/mo.) recorded for the services provided by Puroil. Additionally, include a related parties footnote to the financial statements disclosing, among other things, the terms of the management agreement with Puroil, including but not limited to:

* whether there is now a written agreement in place or if the agreement is verbal as disclosed earlier in the document,
* the sales commission percentage to be paid to Puroil,
* a brief description of how the commission percentage is calculated.

Also, correct the discrepancies throughout the document that indicate different sales commission percentage amounts due to Puroil. If there is a written management agreement, please include it as an exhibit to Form F-1. Refer to Item 601(a) of Regulation S-K.
134. Please supplementally explain to us what payments are classified as Deposits and prepayments in your June 30, 2004 balance sheet. If these costs are related to the offering, please classify them as such and indicate in your amended filing that those costs will be offset against the offering proceeds.
135. You indicated in the financial statements that the ownership of your common shares is split 60/40 between SRI and Puroil, but elsewhere in the document the split is said to be 70/30. Please revise so this is consistent throughout.

Signatures
136. Please revise the signature line dated August 25, 2004 to clarify that the reference is to a registration statement on Form F-1 being signed that day.

Exhibit 5-Legal Opinion of Michael J. Morrison
137. We note the reference to counsel`s consideration of "applicable law." Please revise to specify the applicable law considered.

General

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

?	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

?	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

?	the company may not assert this action as a defense in any
proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Eric McPhee at 202-824-5419 or Donna Di Silvio at 202-942-1852 if you have questions regarding comments on the financial statements and related matters. Please contact Paul Fischer at 202-942-1903 or me at 202-942-1960 with any other questions.



Sincerely,



Elaine Wolff
Special Counsel










Panoshan Marketing Corporation
September 29, 2004
Page 1